Exhibit 99.2

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1:	Name and Address of Company

Golden Queen Mining Consolidated Ltd. (the “Company” or “Golden Queen”)
#800-580 Hornby Street
Vancouver, British Columbia
V6C 3B6

Item 2:	Date of Material Change

October 28, 2019

Item 3:	News Release

A news release announcing the material change was issued on October 28, 2019 through GlobeNewswire and a copy was subsequently filed on SEDAR.

Item 4:	Summary of Material Change

On October 28, 2019, the Company announced that it had entered into a binding letter agreement (the "Letter Agreement") with Great American Minerals Exploration, Inc., a Nevada corporation ("GAME"), with respect to a business combination transaction ("Proposed Transaction"), whereby Golden Queen is anticipated to be the publicly traded entity representing the combined company at closing (the "Resulting Issuer"). It is anticipated that the Proposed Transaction will be effected by way of a British Columbia court approved plan of arrangement with the exact form and structure of the Proposed Transaction to be determined by the parties.

Item 5.1:	Full Description of Material Change

On October 28, 2019, the Company announced that it had entered into a binding letter agreement with GAME, a Nevada corporation, with respect to the Proposed Transaction, whereby Golden Queen is anticipated to be the Resulting Issuer. It is anticipated that the Proposed Transaction will be effected by way of a British Columbia court approved plan of arrangement with the exact form and structure of the Proposed Transaction to be determined by the parties.

The completion of the Proposed Transaction will be subject to requisite shareholder, court and regulatory approval, including the approval of the TSX Venture Exchange (the "TSXV"), and a number of additional conditions precedent, including the negotiation and execution of a definitive agreement (the "Definitive Agreement"), and GAME causing the completion of a subscription receipt financing at US$1.00 per subscription receipt (the "Subscription Receipt Financing") for proceeds of not less than US$10 million and up to US$15 million. Each issued and outstanding share of common stock of GAME and each subscription receipt issued in the Subscription Receipt Financing will ultimately be exchangeable into shares of the Resulting Issuer on a one-for-one basis in connection with the closing of the Proposed Transaction.

In addition, GAME intends to close its current non-brokered private placement of its common stock to raise up to US$1,500,000 at US$0.50 per share to pay debt and for working capital purposes (the "Working Capital Placement") and after closing the Working Capital Placement, a non-brokered private placement of its common stock to raise up to US$1,500,000 at US$0.75 per share to fund capital requirements related to the Proposed Transaction (the "Private Placement") prior to closing of the Proposed Transaction. GAME will use its commercially reasonable efforts to complete the Working Capital Placement, Private Placement and Subscription Receipt Financing (collectively, the "Financings") as soon as practicable. GAME will also issue shares of common stock in connection with an option agreement related to its SAM Alaska Project (the "Option Payment").

Based on GAME's capital structure, the closing of the Financings, Option Payment and an assumed valuation of the Resulting Issuer, each share of Golden Queen will be recapitalized into 0.39411975 Resulting Issuer shares (the "Exchange Ratio"), subject to adjustment. Upon completion of the Proposed Transaction and the Financings, it is expected that the current shareholders of Golden Queen will own in aggregate approximately 7% of the shares of the Resulting Issuer on a non-diluted basis.

In the event the Private Placement or Subscription Receipt Financing is completed at a price of less than US$0.75 per share, the exchange ratio will be recalculated using the valuation implied by the pricing of the Subscription Receipt Financing or the Private Placement, as applicable.

Upon completion of the Proposed Transaction, Dennis McDowell is expected to continue as CEO of the Resulting Issuer. The board of directors of the Resulting Issuer is expected to be comprised of seven members, consisting initially of six directors as determined by GAME (which will include Dennis McDowell) and one director as determined by Golden Queen.

A special committee of the independent directors of Golden Queen has been appointed by the board of directors of Golden Queen and will be working to settle the terms of the Definitive Agreement reflecting the Proposed Transaction.

Following the closing of the Proposed Transaction and subject to the approval of the TSXV, the shares of the Resulting Issuer will be listed on the TSXV. It is expected that certain escrow and pooling restrictions will apply to the shares of the combined company in accordance with the policies of the TSXV.

Item 5.2:	Disclosure for Restructuring Transactions
Not applicable.

Item 6:	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7:	Omitted Information

Not applicable.

Item 8:	Executive Officer

Brenda Dayton

Corporate Secretary
Telephone: 604-417-7952

Item 9:	Date of Report

November 4, 2019

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